EXHIBIT 12

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of Dollars, Except for Ratios)

	Fiscal Years Ended
	2003	2002	2001	2000	1999
Income/(loss) from continuing operations before income tax provision (benefit)	$2,900	$734	$(4,979)	$(19,060)	$(2,403)
Add Fixed Charges:
Interest expense	13,482	12,679	12,763	14,086	11,712
Interest expense on operating leases	391	450	394	353	295
Amortization of financing costs	746	528	571	900	620

Total income (loss) as defined	$17,519	$14,391	$8,749	$(3,721)	$10,224

Fixed Charges:
Interest expense	$13,482	$12,679	$12,763	$14,086	$11,712
Interest expense on operating leases	$391	$450	$394	$353	$295
Capitalized interest	—	—	—	—	203
Amortization of financing costs	746	528	571	900	620

Total fixed charges	$14,619	$13,657	$13,728	$15,339	$12,830

Ratio of earnings to fixed charges	1.20	1.05
Additional income required to meet a 1.0 ratio:	n/a	n/a	$4,979	$19,060	$2,606